UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Groupon, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

399473107
(CUSIP Number)

David L. Caplan

Partner & General Counsel

Atairos Management L.P.

620 Fifth Avenue

New York, NY 10020

(646) 690-5220

With a Copy to:

William J. Chudd

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4089

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 13, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473107
1.	Names of Reporting Persons. A-G Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Schedule 13D). See Item 5 of this Schedule 13D.

CUSIP No. 399473107
1.	Names of Reporting Persons. A-G Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Schedule 13D). See Item 5 of this Schedule 13D.

CUSIP No. 399473107
1.	Names of Reporting Persons. Atairos Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Schedule 13D). See Item 5 of this Schedule 13D.

CUSIP No. 399473107
1.	Names of Reporting Persons. Atairos Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Schedule 13D). See Item 5 of this Schedule 13D.

CUSIP No. 399473107
1.	Names of Reporting Persons. Atairos Partners GP, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Schedule 13D). See Item 5 of this Schedule 13D.

CUSIP No. 399473107
1.	Names of Reporting Persons. Michael J. Angelakis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 43,103
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 43,103
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,339,403(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Schedule 13D). See Item 5 of this Schedule 13D.

This Amendment No. 2 amends the Schedule 13D originally filed on April 4, 2016, as amended (this “Schedule 13D”), and is filed by A-G Holdings, L.P. (“AGH”), for and on behalf of itself, A-G Holdings GP, LLC (“AGGP”), Atairos Group, Inc. (“Atairos”), Atairos Partners, L.P.(“AP”), Atairos Partners GP, Inc. (“APGP”) and Michael J. Angelakis (“Angelakis” and, together with AGH, AGGP, Atairos, AP, and APGP, the “Reporting Persons”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Groupon, Inc., a Delaware corporation (the “Issuer” or the “Company”).

Item 5. Interest in Securities of the Issuer

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Subject to the terms of the Indenture and the Investment Agreement, the Reporting Persons are the beneficial owners of 46,296,300 shares of Common Stock, which represents the number of shares of Common Stock issuable upon conversion of the Notes if the Company elects to settle its conversion obligation solely through shares of Common Stock at the initial conversion rate. Such number of shares of Common Stock represent 7.7% of the shares of Common Stock outstanding based on 558,403,052 shares of Common Stock outstanding as of October 30, 2017 (exclusive of shares of Common Stock issuable pursuant to equity awards granted under the Company’s equity plans), which number the Company reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2017 (the “10-Q”). In addition, Angelakis also beneficially owns 43,103 shares of Common Stock which were issued to him upon the vesting of restricted stock units that vested on June 18, 2017 in connection with Angelakis’ service on the Issuer’s Board of Directors.

As a result of the Voting Agreement (as amended by Amendment No. 1), the Reporting Persons may be deemed to be members of a “group” with Eric Lefkofsky (“Lefkofsky”) and certain of his affiliates. Based on the Issuer’s public filings, Lefkofsky and certain of his affiliates beneficially own approximately 90,414,261 shares of Common Stock.

Based on Amendment No. 3 to the Schedule 13D filed by New Enterprise Associates 12, Limited Partnership (“NEA”) on August 11, 2017 and the Statement of Changes in Beneficial Ownership on Form 4 filed by Peter J. Barris on August 10, 2017, the Reporting Persons believe that NEA and New Enterprise Associates, LLC (“NEA LLC”) have sold all of their shares of Common Stock and therefore are no longer subject to the Voting Agreement. As described in Item 6 of this Schedule 13D, by virtue of the Amendment No. 1 to the Voting Agreement, Bradley Keywell (“Keywell”) and his affiliated entity are no longer subject to the Voting Agreement.

As a result of the Voting Agreement (as amended by Amendment No. 1), each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by Lefkofsky and certain of his affiliates, which represent approximately 90,414,261 shares of Common Stock, or approximately 15.0% of the shares of Common Stock outstanding based on 558,403,052 shares of Common Stock outstanding as of October 30, 2017, which number the Company reported in its 10-Q.

(b) Each Reporting Person has shared voting power and shared dispositive power of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Schedule 13D.

(e) Not applicable.

The information set forth in Items 4 and 6 of the Schedule 13D is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

Amendment No. 1 to Voting Agreement

On October 31, 2017, Keywell resigned as a director of the Company. In connection with Keywell’s resignation, the parties to the Voting Agreement entered into Amendment No. 1 to Voting Agreement, dated as of February 13, 2018 (“Amendment No. 1”), pursuant to which Keywell and Rugger Ventures, LLC (“Rugger Ventures”), an entity affiliated with Keywell, were released as parties to the Voting Agreement and are no longer subject to the Voting Agreement.

The foregoing description of Amendment No. 1 does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amendment No. 1, a copy of which is attached here as Exhibit 5.

Item 7. Material to be Filed as Exhibits

The following document is filed as an exhibit:

Exhibit 5: Amendment No. 1 to Voting Agreement, dated as of February 13, 2018, by and among Lefkofsky, Green Media, LLC, Keywell, Rugger Ventures, NEA, NEA LLC, AGH and the Company (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018.

A-G HOLDINGS, L.P.

By:	A-G HOLDINGS GP, LLC, its general partner

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

A-G HOLDINGS GP, LLC

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

ATAIROS GROUP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President and General Counsel

ATAIROS PARTNERS, L.P.

By:	ATAIROS PARTNERS GP, INC., its general partner

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

ATAIROS PARTNERS GP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

[Signature Page to Schedule 13D/A –Groupon, Inc.]

MICHAEL J. ANGELAKIS

By:	/s/ Michael J. Angelakis

[Signature Page to Schedule 13D/A –Groupon, Inc.]